T. ROWE PRICE INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	46,727
Other receivables		229
Other assets		2,724
Prepaid expenses		3,997
Leasehold improvements, furniture, and equipment, net of accumulated depreciation of $2,993		759
Distribution fees receivable from Price Funds		12,506
Total assets	$	66,942

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to parent company	$	15,412
Accounts payable and accrued liabilities		3,409
Distribution fees payable		12,506
Total liabilities		31,327
Stockholder's equity		
Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding		2
Additional capital in excess of par value		19,041
Retained earnings		16,572
Total stockholder's equity		35,615
Total liabilities and stockholder's equity	$	66,942

The accompanying summary of significant accounting policies and notes to financial statements are an integral part of these financial statements.